UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On February 10, 2023, REE Automotive Ltd. (the “Company”) issued a press release announcing the receipt of a notice of deficiency from the Nasdaq Stock Market resulting from a previously announced departure of a member of the audit committee of the Company’s board of directors.

A copy of the press release entitled “REE Automotive Ltd. Announces Receipt of Notice of Deficiency from Nasdaq Resulting from Previously Announced Departure of Director” is attached to this Form 6-K as Exhibit 99.1.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2023

REE Automotive Ltd.

By:	/s/ Avital Futterman
Name: Avital Futterman
Title: General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated February 10, 2023